
PURE GOLD
MINERALS INC. T.PUG


02002847

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dw 1/31

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 30, 2002 *TSE SYMBOL: PUG*

BUFFALO HILLS 2002 PROGRAM UNDERWAY

Donald R. Sheldon, President of Pure Gold Minerals Inc. (Pure Gold") is pleased to announce that the Alberta joint venture has approved the 2002 exploration program for the Buffalo Hills property in north-central Alberta.

The 2002 program has three components. The first is a six to eight-hole delineation drilling program on the K252 kimberlite. As announced on May 24, 2001, a 22.8 tonne sample collected from K252 earlier that year returned a total of 12.54 carats of diamonds, giving this sample an estimated diamond content of 55.0 carats per hundred tonnes. The drill program is intended to clarify the relationship between the geophysical signature of K252 and its potential size. A favourable outcome would support a decision to proceed with the collection of a bulk sample.

The second element of the program consists of ground geophysical surveys over a number of known magnetic and electromagnetic ("EM") anomalies with drilling to follow, if warranted. Unlike the other 35 kimberlites discovered in Alberta by the joint venture, K252 was identified through an EM survey. This breakthrough in exploration has added a new dimension to the exploration potential of the region. Accordingly, the third element of the program builds on this advancement and consists of an airborne EM geophysical survey intended to identify additional anomalies on the Buffalo Hills property for subsequent follow-up.

The joint venturers on the Buffalo Hills property and their approximate beneficial interests are Pure Gold (PUG.TSE) 10 percent , Ashton Mining of Canada (ACA.TSE) 45 percent, and Alberta Energy Company Ltd. (AEC.TSE) 45 percent. Exploration programs on the Buffalo Hills property and the adjacent Joint Venture Lands are now governed by a comprehensive joint venture agreement that takes effect with the commencement of the 2002 program.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca